Exhibit 99.1

CNIT Announces Formation of Independent Special Committee
 to Consider “Going Private” Proposal

SHENZHEN, China, July 1, 2015 -- China Information Technology, Inc. (the "Company" or "CNIT") (Nasdaq GS: CNIT), a leading provider of integrated cloud-based platform, exchange, and big data solutions in China, today announced that its board of directors (the "Board") has formed a special committee (the “Special Committee”) to consider the previously announced non-binding "going private" proposal that the Board received from the Company’s Chairman and Chief Executive Officer, Mr. Jianghuai Lin and three other individuals (the “Buyer Group”) on June 19, 2015. In that proposal, the Buyer Group stated that it intends to acquire all of the outstanding ordinary shares of the Company not currently owned by the Buyer Group in a “going private” transaction (the “Proposed Transaction”)

The Special Committee consists of three independent, disinterested directors of the Company, Mr. Yusen Huang, Mr. Remington Hu and Dr. Yong Jiang with Mr. Huang acting as the chair of the Special Committee. The Special Committee intends to retain independent legal and financial advisors to assist it in its work.

The Company cautions its shareholders and others considering trading its securities that neither the Board nor the Special Committee has made any decision with respect to the Company's response to the Proposed Transaction. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed relating to the Proposed Transaction or that the Proposed Transaction or any other transaction will be approved or consummated.

About China Information Technology, Inc.

China Information Technology, Inc. (Nasdaq GS: CNIT) is on a mission to make advertising accessible and affordable for businesses of all sizes. CNIT is a leading Internet service company that provides cloud-based platform, exchange, and big data solutions enabling innovation and smart living in the education, health care, new media, finance and transportation sectors. Through continuous innovation, CNIT is leveraging its proprietary Cloud-Application-Terminal technology to level the competitive landscape in the new media industry and deliver value for its shareholders, employees, customers, and the community. To learn more, please visit http://www.chinacnit.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of China Information Technology, Inc., and its subsidiaries and other consolidated entities. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminologies such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company and its subsidiaries and other consolidated entities or persons acting on their behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

China Information Technology, Inc.
Robin Yang, CFO
Tel: +86 755 88319888
Email: IR@chinacnit.com
http://www.chinacnit.com

Grayling
Shiwei Yin
Investor Relations
Tel: +1.646.284.9474
Email: cnit@grayling.com